UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: September 9, 2015	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 28 August 2015, the Resolution on Amendments to Parts of the Terms of the Articles of Association (《關於修改〈公司章程〉部分條款的議案》) was considered and approved at the seventeenth ordinary meeting of the seventh session of the board of directors (the “Board”) of the Company. As authorized by the general meeting of the Company, the Board agreed to make amendments to corresponding terms in the articles of association of the Company (the “Articles of Association”) in connection with the changes made to the share capital of the Company following the completion of the issue of H Shares of the Company (the “H Share Issue”) to Delta Air Lines, Inc. (“Delta”). Relevant amendments shall take immediate effect after the completion of the H Share Issue.

Reference is made to the announcement of the Company dated 9 September 2015 in relation to the completion of the H Share Issue by the Company. In light of the completion of the H Share Issue on 8 September 2015, the amendments to the Articles of Association are as follows:

Nos.	Original articles	Amended articles
1	Article 20 As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 12,674,268,860 shares.	Article 20 As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 13,140,178,860 shares.

Nos.	Original articles	Amended articles
2	Article 21 The Company has issued a total of 12,674,268,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 66.92% of the total share capital of the Company, a total of 4,193,190,000 H shares, representing 33.08% of the total share capital of the Company.	Article 21 The Company has issued a total of 13,140,178,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 64.54% of the total share capital of the Company, a total of 4,659,100,000 H shares, representing 35.46% of the total share capital of the Company.
3	Article 24 The registered capital of the Company is RMB12,674,268,860.	Article 24 The registered capital of the Company is RMB13,140,178,860.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

9 September 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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